UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKYWAY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N TAMPA ST, SUITE 3550
(No. and Street)

TAMPA	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell Hunt / 813-210-9530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – *if individual, state last, first, middle name*)

500 North Westshore Blvd, Ste 1000	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Russell Hunt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyway Capital Markets, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FL DL: H530-732-69-391-0

CEO

Title

Notary Public

State of FL, County of Hillsborough

LEE I. SPIEGEL
MY COMMISSION EXPIRES JUN 16, 2021
#GG100918
Bonded through 1st State Insurance
NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKYWAY CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

Skyway Capital Markets, LLC
Table of Contents
December 31, 2020

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Member
Skyway Capital Markets, LLC
Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Skyway Capital Markets, LLC (the "Company") as of December 31, 2020, the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Skyway Capital Markets, LLC's auditor since 2016.
Tampa, Florida
February 25, 2021

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Skyway Capital Markets, LLC
Statement of Financial Condition
December 31, 2020

Assets	
Current assets:	
Cash	$ 898,487
Accounts receivable	158,438
Prepaid expenses	209,331
Total current assets	1,266,256
Property and equipment, net of $146,911 accumulated depreciation	166,270
Right of use lease asset	1,773,734
Other long-term assets	13,893
Total assets	$ 3,220,153
Liabilities and Member's Equity	
Current liabilities:	
Accounts payable	$ 336,559
Accrued expenses	54,548
Total current liabilities	391,107
Operating lease liability	1,785,416
Refundable deposits	2,268
Total liabilities	2,178,791
Member's equity	1,041,362
Total liabilities and member's equity	$ 3,220,153

See Notes to the Financial Statements

Skyway Capital Markets, LLC
Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2020

Revenue	
Investment Banking and advisory services	$21,673,904
Other income	208,944
Total revenue	21,882,848
Expenses	
Personnel	10,461,008
Selling group commissions	9,396,719
Direct transaction expenses	202,889
General & administrative	779,293
Marketing & promotion	585,513
Professional fees	350,933
Regulatory expenses	54,516
Bad debt expense	59,097
Other	3,474
Total expenses	21,893,442
Net loss	(10,594)
Member's equity at beginning of year	1,051,956
Member's equity at end of year	$ 1,041,362

See Notes to the Financial Statements

Skyway Capital Markets, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net loss	$ (10,594)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	36,577
Gain from forgiveness of PPP loan	(497,000)
Bad debt expense	59,097
Net change in operating lease liability	(2,059)
Change in operating assets and liabilities:	
Decrease in accounts receivable	1,057,465
Increase in prepaid expenses	(178,030)
Increase in accounts payable	316,136
Decrease in accrued expenses	(1,085,158)
Increase in refundable deposits	2,268
Net cash used by operating activities	(301,298)
Cash flows from investing activities	
Net purchase of property and equipment	(119,470)
Cash flows from financing activities	
Proceeds from PPP loan	497,000
Net increase in cash	76,232
Cash, beginning of year	822,255
Cash, end of year	$ 898,487

Noncash Transactions

Derecognition of right of use lease asset	$ 644,905
Recognition of right of use lease asset	1,783,024
Derecognition of lease liability	662,302
Recognition of lease liability	1,783,024

See Notes to the Financial Statements

1. Description of Business

Skyway Capital Markets, LLC (the "Company") is a Florida limited liability company. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, debt financing, private placements and financial advisory services. The Company provides such services to companies throughout the continental United States of America. The corporate headquarters is located in Tampa, Florida. The Company is a wholly-owned subsidiary of Caymus Capital Holdings, LLC ("Caymus").

2. Summary of Significant Accounting Policies

a. Basis of Accounting

The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b. Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

c. Cash

Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2020, the Company had cash deposits of $648,487 in excess of federally insured limits.

d. Accounts Receivable

Accounts receivable are billed based on the terms of the individual contracts with the Company's customers or amounts due for expense reimbursement. Receivables for success fees are considered past due two business days after the transaction closing, unless other payment arrangements have been agreed to. Other receivables are generally considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. Based on management's review of accounts receivable, an allowance for doubtful accounts was not considered necessary at December 31, 2020.

2. Summary of Significant Accounting Policies *(continued)*

d. Accounts Receivable continued

Interest is not typically charged on past due receivables.

e. Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in income.

f. Revenues

Revenue Recognition. The Company recognizes revenue in accordance with Accounting Standards Update ("ASU") ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The recognition and measurement of revenue is based on the individual contract terms.

Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Merger and acquisition advisory fees. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received

2. Summary of Significant Accounting Policies *(continued)*

from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all amounts were immaterial.

For the year ended December 31, 2020 investment banking and advisory services consists of the following :

Underwriting fees	$ 20,320,085
Merger and acquisition advisory fees	1,353,819
Total	$ 21,673,904

g. Income Taxes

The Company is treated as a partnership for income tax purposes. As a result, the member will report the entire taxable income on their income tax returns. Therefore, no provision for income taxes has been included in these financial statements.

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2020. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2017.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2020, the Company had net capital of $493,430, which was $443,430 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 82.09%.

4. Leases

On November 30, 2016 the Company entered into an eighty-four month lease agreement commencing March 1, 2017 for its main office facility. The lease, as amended, has a term lasting into 2027 and provides for the payment of common area maintenance as well as an allocable share of increases in property taxes. The lease is also collateralized by a $350,000 letter of credit. On November 19, 2018, the Company entered into a sublease with a four-year term for additional space in the same office building.

Right of use assets and lease liabilities are disclosed as separate line items in the statement of financial position and are valued based on the present value of the future minimum lease payments at the commencement date. As our lease does not provide an implicit rate, we used our incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term. The Company's operating lease obligations are for the Company's office facilities. The Leases are fully net leases, with the Company separately paying real and personal property taxes, all third-party assessments, common area maintenance charges, maintenance costs and insurance expenses.

The components of lease expense and other lease information as of and during the year ended December 31, 2020 are as follows:

Operating leases cost:	$234,221
Cash paid for amount included in the measurement of lease liabilities operating cash flows from operating leases:	$247,301
At December 31, 2020:	
Operating leases right of use assets:	$1,773,734
Operating leases liabilities:	$1,785,416
Weighted average remaining lease term-operating leases:	6.3 years
Weighted average discount rate:	5.50%

Future minimum lease payments under non-cancellable leases as of December 31, 2020, reconciled to our operating lease liability presented on the statement of financial position are as follows:

Year Ended December 31,	Amount
2021	$ 322,189
2022	331,855
2023	306,053
2024	315,247
2025	325,214
Thereafter	535,105
Total future minimum lease payments	2,135,663

4. Leases *(continued)*

Less interest	(350,247)
Total operating leases liability	$1,785,416

5. Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2020 requiring contingent loss recognition.

COVID-19 - The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

6. Paycheck Protection Program ("PPP") Loan

The Company received a $497,000 PPP loan through the Small Business Administration during 2020. The Company's management has reasonable assurance that the forgiveness conditions have been met and has reflected this amount as a reduction of permissible expenses in the accompanying statement of income.

7. Subsequent Events

Management has evaluated subsequent events occurring subsequent to the Statement of Financial Condition date through February 25, 2021 (Financial Statement issuance date) determining no events require additional disclosure.

SUPPLEMENTARY INFORMATION

Skyway Capital Markets, LLC
Schedule I – Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
December 31, 2020

Net Capital	
Total member's equity	$1,041,362
Non-allowable assets Statement of Financial Condition:	
Accounts receivable	158,438
Property and equipment	166,270
Other assets	223,224
Total non-allowable assets	547,932
Total Net Capital	$ 493,430
Indebtedness	
Liabilities included in Statement of Financial Condition:	
Accounts payable and other liabilities	336,559
Accrued expenses	54,548
Refundable deposits	2,268
Operating lease liability	11,682
Total Aggregate indebtedness	405,057
Computation of Basic Net Capital Requirement	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$ 27,017
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	50,000
Excess net capital	$ 443,430
Ratio: Aggregate indebtedness to net capital	82.09%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A -5 as of December 31, 2020

See Notes to the Financial Statement

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

**Report of Independent Registered Public Accounting Firm
on Exemption Report**

To the Member
Skyway Capital Markets, LLC
Tampa, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Skyway Capital Markets, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R. § 240.15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In the accompanying Exemption report, the Company's management stated that the identified exemption provisions have been met through the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 25, 2021

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Skyway Capital Markets, LLC's Exemption Report

Skyway Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). To the best of its knowledge and belief, the Company states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Russell L. Hunt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Russell L. Hunt, CEO
February 25, 2020

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Skyway Capital Markets, LLC
100 North Tampa Street, Suite 3550
Tampa, Florida 33602

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investment Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the SIPC for the year ended December 31, 2020, which were agreed to by Skyway Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Skyway Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Skyway Capital Markets, LLC's management is responsible for Skyway Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the statement of income for the year ended December 31, 2020 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 25, 2021